Exhibit 12.1

Patrick Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except for ratios)

     (Unaudited)

	Three Months
	Ended
	March 29,	For the Years Ended December 31
	2015	2014	2013	2012	2011	2010
Earnings:

Income before income taxes	$14,759	$49,078	$38,774	$21,272	$8,307	$1,145

Add fixed charges:
Interest expense (a)	804	2,393	2,171	4,037	4,470	5,525
Portion of rents representative of the interest factor (b)	293	1,012	781	627	467	512

Earnings as adjusted	$15,856	$52,483	$41,726	$25,936	$13,244	$7,182

Fixed Charges:
Interest expense (a)	$804	$2,393	$2,171	$4,037	$4,470	$5,525
Portion of rents representative of the interest factor (b)	293	1,012	781	627	467	512

Total Fixed Charges	$1,097	$3,405	$2,952	$4,664	$4,937	$6,037

RATIO OF EARNINGS TO FIXED CHARGES	14.5	15.4	14.1	5.6	2.7	1.2

(a) Interest expense includes amortization expense for debt financing costs.
(b) Portion of rents representative of the interest factor consists of 15% of all net rental expense pertaining to facilities leases and to equipment operating leases.